UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                               Temple-Inland Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    879868107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel

                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor

                            New York, New York 10153

                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 30, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
              WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBE SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              1,746,687

8    SHARED VOTING POWER
              0

9    SOLE DISPOSITIVE POWER
              1,746,687

10   SHARED DISPOSITIVE POWER
              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,746,687

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.65%

14   TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Hopper Investments LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              1,746,687

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              1,746,687

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,746,687

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.65%

14   TYPE OF REPORTING PERSON*
              00

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Barberry Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              1,746,687

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              1,746,687

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,746,687

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.65%

14   TYPE OF REPORTING PERSON*
              CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Icahn Partners Master Fund LP

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
              WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              3,285,356

8    SHARED VOTING POWER
              0

9    SOLE DISPOSITIVE POWER
              3,285,356

10   SHARED DISPOSITIVE POWER
              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,285,356

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.10%

14   TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Icahn Partners Master Fund II LP

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
              WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              888,293

8    SHARED VOTING POWER
              0

9    SOLE DISPOSITIVE POWER
              888,293

10   SHARED DISPOSITIVE POWER
              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              888,293

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.84%

14   TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Icahn Partners Master Fund III LP

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
              WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              336,907

8    SHARED VOTING POWER
              0

9    SOLE DISPOSITIVE POWER
              336,907

10   SHARED DISPOSITIVE POWER
              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              336,907

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.32%

14   TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Icahn Offshore LP

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              4,510,556

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              4,510,556

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,510,556

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.26%

14   TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              CCI Offshore Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              4,510,556

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              4,510,556

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,510,556

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.26%

14   TYPE OF REPORTING PERSON*
              CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Icahn Partners LP

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
              WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              2,476,196

8    SHARED VOTING POWER
              0

9    SOLE DISPOSITIVE POWER
              2,476,196

10   SHARED DISPOSITIVE POWER
              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,476,196

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.34%

14   TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Icahn Onshore LP

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              2,476,196

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              2,476,196

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,476,196

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.34%

14   TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              CCI Onshore Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              2,476,196

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              2,476,196

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,476,196

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.34%

14   TYPE OF REPORTING PERSON*
              CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1    NAME OF REPORTING PERSON
              Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
              0

8    SHARED VOTING POWER
              8,733,439

9    SOLE DISPOSITIVE POWER
              0

10   SHARED DISPOSITIVE POWER
              8,733,439

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,733,439

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.25%

14   TYPE OF REPORTING PERSON*
              IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 22, 2007, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by Temple-Inland Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

     Item 2 of the Initial 13D is hereby amended by the addition of the following:

     The following additional parties shall be included within the definition of the term "Reporting Persons": Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership ("Icahn Master II"); and Icahn Partners Master Fund III LP, a Cayman Islands exempted limited partnership ("Icahn Master III").

     The principal business address of each of Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

     CCI Offshore is the general partner of Icahn Offshore, which is the general partner of each of Icahn Master II and Icahn Master III. CCI Offshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the additional Reporting Persons.

     Each of Icahn Master II and Icahn Master III is primarily engaged in the business of investing in securities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the additional Reporting Persons are set forth in Schedule A attached hereto.

     None of the additional Reporting Persons nor any manager or executive officer of the additional Reporting Persons, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 8,733,439 Shares, representing approximately 8.25% of the Issuer's outstanding Shares (based upon the 105,816,730 Shares stated to be outstanding as of March 31, 2007 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2007.

     (b) High River has sole voting power and sole dispositive power with regard to 1,746,687 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,285,356 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 888,293 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 336,907 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,476,196 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficiall owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


                                Shares Purchased     Price Per Share/
Name               Date         (Sold)               Exercise Price
------------------ ------------ -----------------    ------------------
Icahn Master II    06/08/07               10,371            59.6631
------------------ ------------ -----------------    ------------------
Icahn Master II    06/11/07               43,453            59.9045
------------------ ------------ -----------------    ------------------
Icahn Master II    06/12/07              144,841            59.7508
------------------ ------------ -----------------    ------------------
Icahn Master II    06/13/07                8,053            59.8884
------------------ ------------ -----------------    ------------------
Icahn Master II    07/26/07               90,760            59.4605
------------------ ------------ -----------------    ------------------
Icahn Master II    07/27/07              289,987            57.7807
------------------ ------------ -----------------    ------------------
Icahn Master II    07/30/07              300,828            58.1890
------------------ ------------ -----------------    ------------------
Icahn Master III   06/08/07                3,949            59.6631
------------------ ------------ -----------------    ------------------
Icahn Master III   06/11/07               16,547            59.9045
------------------ ------------ -----------------    ------------------
Icahn Master III   06/12/07               55,159            59.7508
------------------ ------------ -----------------    ------------------
Icahn Master III   06/13/07                3,067            59.8884
------------------ ------------ -----------------    ------------------
Icahn Master III   07/26/07               34,040            59.4605
------------------ ------------ -----------------    ------------------
Icahn Master III   07/27/07              110,013            57.7807
------------------ ------------ -----------------    ------------------
Icahn Master III   07/30/07              114,132            58.1890
------------------ ------------ -----------------    ------------------
High River         06/08/07                3,580            59.6631
------------------ ------------ -----------------    ------------------
High River         06/11/07               15,000            59.9045
------------------ ------------ -----------------    ------------------
High River         06/12/07               50,000            59.7508
------------------ ------------ -----------------    ------------------
High River         06/13/07                2,780            59.8884
------------------ ------------ -----------------    ------------------
High River         07/26/07               31,200            59.4605
------------------ ------------ -----------------    ------------------
High River         07/27/07              100,000            57.7807
------------------ ------------ -----------------    ------------------
High River         07/30/07              103,740            58.1890
------------------ ------------ -----------------    ------------------

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The first paragraph of Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 3,506,600 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007

HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory

BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND II LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


ICAHN OFFSHORE LP

  By:  /s/ Edward E. Mattner
       --------------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


CCI OFFSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith A. Meister
       Title: Vice President


ICAHN PARTNERS LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


ICAHN ONSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


CCI ONSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith Meister
       Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



    [Signature Page of Amendment No. 3 to Schedule 13D - Temple-Inland Inc.]

                                   SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS
      --------------------------------------------------------------------

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND II LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner


ICAHN PARTNERS MASTER FUND III LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner


ICAHN OFFSHORE LP
Name                                Position
----                                --------
CCI Offshore Corp.                  General Partner


CCI OFFSHORE CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes